Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 5, 2021

Ms. Karina Dorin

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Archimedes Tech SPAC Partners Co. Amendment 1 to Draft Registration Statement on Form S-1 Submitted March 1, 2021 CIK No. 0001840856

Dear Ms. Dorin:

On behalf of our client, Archimedes Tech SPAC Partners Co. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 5, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, an amended draft Registration Statement is being submitted publicly to accompany this response letter (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Karina Dorin March 5, 2021 Page 2

Amendment No.1 to Registration Statement on Form S-1

Financial Statements, page F-1

1.	Revise your presentation to include only financial statements as of and for the period ending December 31, 2020. Expand your subsequent events footnote as necessary to disclose events or transactions occurring after December 31, 2020.

Response: The Company has revised its presentation to include only financial statements as of and for the period ending December 31, 2020 on pages F-3, F-4, F-5 and F-6. The Company has expanded its subsequent events footnote to disclose events and transactions occurring after December 31, 2020 on page F-15.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

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